Hewitt Financial Services LLC

Notes to Financial Statements

December 31, 2015

1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent), a provider of risk management, insurance and reinsurance brokerage, and human capital consulting services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

A portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers.

2. Significant Accounting Policies

The following significant accounting policies are consistently followed in the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days.

Revenue Recognition and Expenses

Revenues and the related expenses for services provided to employee benefit plans and fees with regard to personal financial consulting are accrued when services are performed and amounts are earned.

Commissions and related expenses on customer securities transactions introduced to its clearing broker are recorded when earned.

Service agreement fees are for operating expenses incurred by the Parent and reimbursed by the Company related to compensation, cost of office space, and equipment (see Note 3). Brokerage and clearance expenses are fees charged by the clearing broker primarily for the use of systems and other per-transaction charges. Communication and other costs are expenses incurred in running the Personal Finance Center programs. These expenses include printing, mailing, reporting, and fees for ongoing hosting services and support from service providers. The Company also incurs expenses for registration and licensing fees and legal, and consulting services.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation.

2. Significant Accounting Policies (continued)

This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments in ASU 2014-09 by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2017. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2014-09 will have on the Company's financial statements and evaluating which adoption method to apply.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs a management agreement fee. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with compensation, cost of office space, and equipment. Compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amount due by the Company under this Agreement is $226,504 and is included within due to affiliates as of December 31, 2015.

The Company is the affiliated broker-dealer of Hewitt Series Trust and earns shareholder services and 12b-1 fees from this affiliated mutual fund. The amount due from this fund for fees earned is $550,675 and is included within receivables from affiliates as of December 31, 2015.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank.

5. Concentration of Revenue Risk

The Company has a concentration of revenue risk in that over half of its revenues from shareholder services and 12b-1 fees are earned from one unaffiliated mutual fund family.

6. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

7. Commitments and Contingencies

The Company applies the provisions of accounting standards codification 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2015, the Company had approximately $4,000 extended to customers through its clearing broker and subject to such indemnification. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.00. At December 31, 2015, the Company's net capital was $2,083,263 and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2015, the Company was in compliance with all such requirements.

9. Subsequent Events

The Company has evaluated subsequent events through March 18, 2016, the date the financial statements were issued, with no events noted that would require recognition or disclosure in the financial statements.